EXHIBIT 99.1

Equinox Gold Announces Groundbreaking for Full-scale Construction of Greenstone Mine in Ontario, Canada

All dollar figures in US dollars, unless otherwise indicated

VANCOUVER, BC, Oct. 27, 2021 /CNW/ - Equinox Gold Corp. (TSX: EQX) (NYSE American: EQX) ("Equinox Gold" or the "Company") is pleased to announce groundbreaking for full-scale construction at the Greenstone Gold Mine ("Greenstone Mine" or the "Project") located in Ontario, Canada. Developed as a 60/40 partnership, respectively, by Equinox Gold and Orion Mine Finance Group ("Orion", collectively, "the Partners"), Greenstone Mine will be one of the largest gold mines in Canada, producing more than 400,000 ounces of gold annually for the first five years and more than five million ounces of gold over its initial 14-year mine life.

Greenstone Mine Groundbreaking Ceremony

The Partners and the Greenstone Mine team are hosting a groundbreaking ceremony today from 2pm to 4pm EDT at the Greenstone Mine site. The event will be live streamed at www.GreenstoneGoldMines.com so all interested parties can participate. The ceremony will include a blessing by Knowledge Keeper Andrea O'Nabigon of Long Lake #58 First Nation followed by remarks from Chief Theresa Nelson of Animbiigoo Zaagi'igan Anishinaabek, Chief Dorothy Towedo of Aroland First Nation, Chief Sherry Taylor of Ginoogaming First Nation, Chief Judy Desmoulin of Long Lake #58 First Nation and William Gordon of the Métis Nation of Ontario, as well as remarks from the Honourable Minister Rickford, Northern Development, Mines, Natural Resources and Forestry and Minister of Indigenous Affairs, and Mayor Renald Beaulieu from the Municipality of Greenstone.

Christian Milau, CEO of Equinox Gold, stated: "Equinox Gold continues to focus on its strategy of sector-leading growth, launching Greenstone Mine development as construction at our Santa Luz mine in Brazil is nearing completion. Greenstone Mine is located in one of the world's best mining jurisdictions and will be a top-tier mine, producing more than 400,000 ounces of gold per year at all-in-sustaining costs in the lowest quartile of the industry. Greenstone Mine will be a cornerstone asset for Equinox Gold and a transformative project for Northern Ontario. We thank our Indigenous partners, the Municipality of Greenstone, Premier Ford, Minister Rickford and the Government of Ontario for their support of the Project and look forward to working with them, Orion and other stakeholders in the region to build a gold mine that can be considered an industry example for responsible mineral development."

The Honourable Doug Ford, Premier of Ontario and Minister of Intergovernmental Affairs, stated: "Equinox Gold and the Greenstone Mine team have shown terrific leadership in working with Indigenous communities and with our government to get to this point - starting construction for a major project that will create jobs and bring prosperity to the region, and to every corner of our province. This world-class gold mine is an example of what we can accomplish when we come together and work towards a common goal. I know Minister Rickford will continue to work with the Greenstone Mine team in the months ahead to ensure a smooth start."

The Honourable Greg Rickford, Ontario Minister of Northern Development, Mines, Natural Resources and Forestry and Minister of Indigenous Affairs, stated: "Greenstone Mine will be an economic driver for Northwestern Ontario and the latest in a series of recent success stories in Ontario's mining sector - successes that our government is proud to support. This project will bring good paying jobs and prosperity to northern and Indigenous communities in the region."

Greenstone Mine Highlights (100% Basis)

•	5.05 million ounces life-of-mine gold production
•	More than 400,000 ounces average annual gold production for the first five years
•	More than 360,000 ounces average annual gold production over the initial 14-year mine life
•	5.54 million ounces of Proven and Probable Mineral Reserves grading 1.27 grams per tonne gold
•	$1.23 billion initial capital (C$1.53 billion at spot rate of USD:CAD 1.25), including $125 million for the mining fleet of which approximately $100 million could be leased to reduce the upfront cash spend
•	14-year initial mine life with expansion potential from underground and near-mine deposits
•	800 local and 1,300 regional jobs during construction, 500 jobs during operations, plus numerous opportunities for indirect and support businesses in the region
•	First gold pour targeted for H1 2024

The initial construction capital budget for the Project, on a 100% basis, is approximately $1.23 billion (C$1.53 billion), which includes more than $50 million spent to date and a $177 million contingency (approximately 14% of total initial capital). The initial cash spend could be reduced by approximately $100 million through lease financing for mobile equipment and offset by up to $70 million of pre-commercial production revenues (at a gold price of $1,750 per ounce). The initial capital estimate has been updated from the 2020 feasibility study estimate to reflect firm supplier quotes following detailed engineering, a review and update of capital costs using the approximate current USD:CAD exchange rate of 1.25, and an increased contingency including a provision for future inflation and potential COVID-19 impacts. Approximately 80% of the initial capital is Canadian-dollar based.

Early works have been underway since March 2021, with more than $50 million of the total budget spent to date (on a 100% basis). The Project timeline contemplates approximately two years of construction and six months of commissioning, with mining expected to commence in Q4 2022 and first gold pour targeted for H1 2024.

Approximately 10% of construction capital is expected to be spent in 2021, 40% in 2022, 35% in 2023 and the remainder in 2024. Equinox Gold's 60% attributable portion will be funded from the Company's existing treasury ($330 million at June 30, 2021), cash flow from producing mines and a $400 million revolving credit facility, from which the Company has $200 million available to draw. Equinox Gold also has a portfolio of liquid investments with a current value of more than $400 million and will consider opportunistically hedging a portion of the budgeted Canadian dollar spend.

The project is fully permitted to start major construction activities and has Long-term Relationship Agreements in place with five Indigenous groups: Animbiigoo Zaagi'igan Anishinaabek, Aroland First Nation, Ginoogaming First Nation, Long Lake #58 First Nation and the Métis Nation of Ontario.

Greenstone Mine Overview and Initial Capital

Greenstone Mine is located in Ontario, Canada approximately 275 kilometres northeast of Thunder Bay and 4 kilometres south of Geraldton in the Municipality of Greenstone. With 5.54 million ounces of Proven and Probable Mineral Reserves, Greenstone Mine is one of the largest undeveloped gold deposits in Canada, with the potential for resource growth and mine life extension from additional underground and near-mine deposits.

The initial capital estimate has been updated from the 2020 feasibility study to reflect firm supplier quotes following detailed engineering, a review and update of capital costs, and a provision for future inflation and potential COVID-19 impacts.

Greenstone Mine Updated Capital Costs
Cost Category	Initial Capital ($M)[1]
Infrastructure	70
Power and electrical	62
Water and tailings management	80
Mobile equipment	125
Infrastructure repositioning	51
Process plant	271
Construction indirects	217
General services and owner's cost	51
Pre-production, start-up and commissioning	121
Contingency (including cost escalation and a COVID impact allowance)	177
Total Initial Capital Cost	$1,225
Note: Numbers may not sum due to rounding.

The Greenstone Mine plan contemplates construction of a 27,000 tonnes-per-day processing facility and open-pit mining operation for the Hardrock deposit. The process plant consists of a crushing circuit, grinding circuit, pre-leach thickening and leaching, carbon-in-pulp circuit, carbon elution and regeneration, electrowinning and gold refining, and tailings disposal, with overall gold recovery of 91.2%.

Mining will use conventional open-pit blast, load and haul techniques. While the initial capital budget includes $125 million for Mobile Equipment, the Partners anticipate obtaining lease financing for most of the fleet, which will decrease the initial cash spend.

Greenstone Mine is located in a district with active mines and has good access to transportation and mining-related infrastructure, including Highway 11, the TC Energy Canadian Mainline ("TCECM") natural gas pipeline and the Geraldton municipal airport, which has a runway capable of accommodating large aircraft. The project scope includes $51 million of Infrastructure Repositioning for relocation of existing infrastructure including a Hydro One electrical substation and distribution lines, an Ontario Provincial Police station and a portion of Highway 11.

The $62 million for Power and Electrical includes construction of a power plant with a designed capacity of 46.5 MW that will connect by pipeline to the TCECM. Additional new Infrastructure of $70 million includes site access and haul roads, workforce living and kitchen facilities, potable water and sewage systems, a workshop and maintenance facility, warehousing and administration buildings, explosives and reagent storage, fuel storage and distribution, a recycling and sorting facility, fire water systems and site security.

The $80 million for Water and Tailings Management includes construction of a downstream-design 145 million-tonnes-capacity tailings management facility. Water and Tailings Management also includes a series of runoff and seepage collection ponds that will direct all mine water, surface runoff and underground workings water to the centralized mine water collection pond and effluent water treatment plant, as well as construction of the potable water, sewage systems and fire systems required to safely operate the mine site.

The $121 million of Pre-production, Start-up and Commissioning includes mining and process plant pre-production and commissioning, spares and first fills. Construction Indirects of $217 million accounts for engineering, procurement and construction management, construction services, contractor mobilization and demobilization, temporary camp and site facilities, and freight and logistics. General and administration costs comprise the majority of $51 million for General Services and Owner's Cost.

The $177 million Contingency (approximately 14% of total initial capital) was established through a facilitated quantitative risk assessment process contemplating foreign exchange fluctuations, inflation for labour, materials and equipment, and uncertainty related to COVID-19 protocols and impacts.

Greenstone Mine Construction Milestones

Construction progress is summarized in a photo gallery on Equinox Gold's website at www.equinoxgold.com. Construction milestones to date include:

•	Temporary effluent water treatment plant and feed pond complete
•	Phase 1 of the temporary lodging facility complete
•	Security and medical services on site
•	First phase of road building and tree clearing complete
•	Detailed engineering for process plant and auxiliary infrastructure is approximately 85% complete
•	30% ($230 million) of major contracts awarded
•	More than 40% of contract value to date awarded to Indigenous businesses or partnerships

Equinox Gold, Orion and the Greenstone Mine team are committed to constructing and operating the Greenstone Mine safely, ethically and responsibly and will continue to work in a spirit of partnership with Indigenous communities, the Municipality of Greenstone, and local and regional communities to realize opportunities in business ventures, training and education, employment and community development.

A formal construction decision by the Partners is subject to receiving consent of Equinox Gold's lenders and the closing of financing by Orion, both of which are expected within the next several weeks.

About Equinox Gold

Equinox Gold is a growth-focused mining company operating entirely in the Americas, with seven operating gold mines and a clear path to achieve one million ounces of annual gold production from a pipeline of development and expansion projects. Equinox Gold's common shares are listed on the TSX and the NYSE American under the trading symbol EQX. Further information about Equinox Gold's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com or by email at ir@equinoxgold.com.

About Orion

Orion is one of the world's leading mining-focused investment businesses with $8.3 billion under management. Orion specializes in providing flexible financing solutions to mining companies across the precious, base, and bulk metals sectors and has demonstrated capability in equity, debt, royalty, streaming, and convertible investments. The Orion team has experience in physical metals markets, including facilitating the purchase, financing, transportation, processing and selling of mines' output to end customers. Orion's select investments in Canadian gold mining projects include Pretium Resources, Victoria Gold, Premier Gold, Claude Resources, and Nomad Royalty Company.

Cautionary Notes and Forward-Looking Statements

Technical Disclosure

The technical content of this press release has been reviewed and approved by Doug Reddy, Msc., P.Geo., Equinox Gold's COO, who is a Qualified Person under National Instrument 43-101 for Equinox Gold.

Non-IFRS Measures

This news release refers to mine cash costs per ounce sold, all-in sustaining costs ("AISC"), and sustaining and expansion capital expenditures that are measures with no standardized meaning under International Financial Reporting Standards ("IFRS") and may not be comparable to similar measures presented by other companies. Their measurement and presentation is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Non-IFRS measures are widely used in the mining industry as measurements of performance and the Company believes that they provide further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. Refer to the "Non-IFRS measures" section of the Company's Management's Discussion and Analysis for the period ended June 30, 2021, for a more detailed discussion of these non-IFRS measures and their calculation.

Forward-looking Statements

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information. Forward-looking statements and forward-looking information in this news release relate to, among other things: receipt of required consents from the Company's lenders and Orion finalizing its financing arrangements for construction; the Company's ability to successfully advance construction and achieve production at Greenstone Mine, the Company's ability to work effectively with Orion and with Greenstone Mine's Indigenous partners, the strategic vision for the Company and expectations regarding construction timelines and costs, production capabilities and future financial or operating performance, the conversion of Mineral Resources to Mineral Reserves, the extent and other implications of the novel coronavirus (COVID-19), and the Company's ability to successfully advance its growth and development projects. Forward-looking statements or information generally identified by the use of the words "continue", "expected", "targeted", "potential", "estimate", and similar expressions and phrases or statements that certain actions, events or results "will", "could", "would" or "should", or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. The Company has based these forward-looking statements and information on the Company's current expectations and projections about future events and these assumptions include: the anticipated receipt of required consents from the Company's lenders and the expectation that Orion will finalize its financing arrangements in the next several weeks; prices for gold remaining as estimated; currency exchange rates remaining as estimated; construction and development at Greenstone Mine and Santa Luz being completed and performed in accordance with current expectations, including estimated capital costs; tonnage of ore to be mined and processed; ore grades and recoveries; the timely delivery and commissioning of equipment required for the start of production at Greenstone Mine; availability of funds for the Company's projects and future cash requirements; capital, decommissioning and reclamation estimates; Greenstone Mine Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; prices for energy inputs, labour, materials, supplies and services, and the impact of inflation on the same, remaining as expected; the ability to realize cost savings through leasing of mobile equipment; no labour-related disruptions and no unplanned delays or interruptions in scheduled construction, development and production, including by blockade; all necessary permits, licenses and regulatory approvals are received in a timely manner; and the Company's ability to comply with environmental, health and safety laws. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release.

The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous partners; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; legal restrictions relating to mining including those imposed in connection with COVID-19; risks relating to expropriation; increased competition in the mining industry; and those factors identified in the Company's MD&A dated March 19, 2021 and its Annual Information Form dated March 24, 2021, both of which relate to the year ended December 31, 2020, and in the Company's MD&A dated August 4, 2021 for the three and six months ended June 30, 2021, all of which are available on the Company's website at www.equinoxgold.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this news release are expressly qualified in their entirety by this cautionary statement.

Greenstone Mine Reserve and Resource Estimates - Effective Date August 8, 2019 - Shown on 100% Basis

Category	Tonnes (kt)	Gold Grade (g/t)	Contained Gold (koz)
Proven	5,623	1.28	232
Probable	129,700	1.27	5,307
Total Proven & Probable	135,323	1.27	5,539
Measured Resources	5,700	1.30	237
Indicated Resources	141,800	1.51	6,868
Total Measured & Indicated Resources	147,500	1.50	7,105
Inferred	25,500	3.78	3,095
Notes: Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on May 10, 2014, were followed when calculating Mineral Reserves. Mineral Reserves are estimated at a cut-off grade of 0.35 g gold/t, a long-term gold price of $1,250/oz and an exchange rate of C$/US$ of 1.30. A minimum mining width of 5 m was used. Bulk density of ore is variable but averages 2.78 t/m3. The average strip ratio is 5.10:1. Dilution factor is 17.2%. Mineral Resources are inclusive of Mineral Reserves. Resources were compiled using a cut-off grade of 0.30 g/t gold for in-pit and 2.0 g/t gold for underground. A minimum true thickness of 3.0 m was applied during wireframing, using the grade of the adjacent material when assayed or a value of zero when not assayed. Resources were estimated using GEOVIA GEMS™ 6.8.2 software from drill hole and surface channel sampling, using a 3-pass ID3 interpolation method in a block model (block size = 10 x 5 x 10 m). Whittle parameters (all amounts in Canadian dollars): reference mining cost $1.98 per tonne, incremental bench cost ($/10 m bench) $0.033, milling cost $7.54/t, NSR royalty 4.4%, G&A $1.59/t, sustaining capital $0.70/t, gold price $1,625/oz, milling recovery 91.1%. Mineral resources are not reserves and do not have demonstrated economic viability. Numbers may not sum due to rounding.

Additional information about Greenstone Mine Mineral Reserves and Mineral Resources is available in the technical report entitled "NI 43-101 Technical Report, Hardrock Project, Ontario, Canada" prepared by G. Mining Services Inc. for Premier Gold with an effective date of December 16, 2020. The Greenstone Mine technical report is available on Equinox Gold's website and on SEDAR under Premier Gold's profile.

Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources

Information about mineral reserve and resource estimates in this news release has not been prepared in accordance with the requirements of U.S. securities laws. The technical information in this news release has been prepared in accordance with Canadian reporting standards and certain estimates are made in accordance with National Instrument 43-101  -  Standards of Disclosure for Mineral Projects ("NI 43-101").  NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and resource estimates contained in this news release have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves ("CIM Definition Standards"). Canadian standards, including NI 43-101, differ significantly from the historical requirements of the Securities and Exchange Commission (the "SEC"), and mineral reserve and resource estimates contained in this news release, or incorporated by reference, may not be comparable to similar information disclosed by U.S. companies. The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC (the "SEC Modernization Rules"). The SEC Modernization Rules replace the historical property disclosure requirements for mining registrants that are included in SEC Industry Guide 7. U.S. companies must provide disclosure on mineral properties under the SEC Modernization Rules for fiscal years beginning January 1, 2021 or later. Under the SEC Modernization Rules, the definitions of "proven mineral reserves" and "probable mineral reserves" have been amended to be substantially similar to the corresponding CIM Definition Standards and the SEC has added definitions to recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" which are also substantially similar to the corresponding CIM Definition Standards; however, there are still differences in the definitions and standards under the SEC Modernization Rules and the CIM Definition Standards. Therefore, the Company's mineral resources and reserves as determined in accordance with NI 43-101 may be significantly different than if they had been determined in accordance with the SEC Modernization Rules.

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SOURCE Equinox Gold Corp.

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For further information: Equinox Gold Contacts, Christian Milau, Chief Executive Officer, Rhylin Bailie, Vice President, Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 07:00e 27-OCT-21